The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

June 12, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CONVOCATION NOTICE OF THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

[redacted]

06014360

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

June 12, 2006

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 5th Ordinary General Meeting of Shareholders of the Company will be held as set forth below. Your attendance is respectfully requested.

If you do not plan to attend this meeting, we would be grateful if you could indicate whether you are for or against the resolutions by the proxy statement or by electromagnetic document after examining the reference materials described below.

Description

1. Date and time: From 10:00 a.m. on Thursday, June 29, 2006

2. Place: In the conference room on the 16th floor in Head Office of the Company located at 33-1, Shiba 3-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

Matters to be reported:

(1) Matters concerning reports on the balance sheet as of March 31, 2006, the statement of income and the business report for the 5th term (from April 1, 2005 to March 31, 2006)

(2) Matters concerning reports on the consolidated balance sheet as of March 31, 2006, the consolidated statement of income and the audit reports on consolidated financial statements made by the independent auditors and Board of Corporate Auditors for the 5th term (from April 1, 2005 to March 31, 2006)

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 5th term

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

Agendum 3: Matters concerning election of six (6) Directors

Agendum 4:	Matters concerning election of two (2) Corporate Auditors
Agendum 5:	Matters concerning granting of retirement allowances to retiring Director and Corporate Auditors

Referential Documents Concerning the Ordinary General Meeting of Shareholders

1. Agenda and Reference

Agendum 1: Matters concerning approval of surplus appropriation plan in the 5th term

The company shall be committed to endeavor to secure reasonable retained earnings and stable dividends, taking into account publicity as financial institution. Under this policy and in consideration of the results, a dividend at the end of the term shall be 4 yen per ordinary share, increased by 1.50 yen from prior year.

A dividend shall be 40 yen per share annually for Class I preferred stock, 14.4 yen per share annually for Class II preferred stock, and 20 yen per share annually for Class III preferred stock.

No bonus to Directors will be posted.

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

The Company would like to propose the following amendments to the Article of Incorporation.

1. Reasons for amendments

(1) With the enforcement of the Company Act (Law No. 86, 2005), the Act Concerning the Revision of Relevant Acts in Conjunction with the Enforcement of the Company Act (Law No. 87, 2005), and Regulation of Enforcement of Company Act (Ordinances of the Ministry of Justice No. 12, 2006) and related regulations on May 1, 2006, it is proposed that new provisions be established and necessary amendments made to the Articles of Incorporation as described below.

- Method of Public Notification (Article 5)
- Location of convening a Shareholders Meetings (Article 23, Paragraph 2)
- Record Date for Meetings of Class Shareholders (Article 24, Paragraph 2)
- Internet-Based Disclosure and Deemed Provision of Reference Documents, etc. for General Meetings of Shareholders (Article 26)
- So-called written resolutions of the Board of Directors (Article 37, Paragraph 2)
- Liability-Limiting contracts for External Auditors (Article 48)

Current Articles of Incorporation	Proposed Amendment
Article 4. (Method of Public Notification) The Company's public notification method shall be published in the "Nihon Keizai Shimbun" published in Tokyo.	Article 5. (Method of Public Notification) The Company's public notification method shall be electronic public notices. Provided that the Company is unable to give electronic public notices due to accidents or any other unavoidable cause, the relevant public notices shall be published in the "Nihon Keizai Shimbun" published in Tokyo.
<New Article>	Article 23. (Convocation of Shareholders Meetings)

	2. General Meetings of Shareholders shall be convened in a metropolitan area in Tokyo.
<New Article>	Article 24. (Record Date for Meetings of Shareholders) 2. When the resolution of a Meeting of Class Shareholders comprised of a certain class of shareholders is required for effectiveness under the provision of Article 322, Paragraph 1 of the Company Act, regarding proposals being considered at the Ordinary General Meeting of Shareholders, the record date of voting rights is same as that of the Ordinary General Meeting of Shareholders.
<New Article>	Article 26. (Internet-Based Disclosure and Deemed Provision of Reference Documents, etc. for General Meetings of Shareholders) When convening a General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information, that should be described or presented in reference documents for the General Meeting of Shareholders, business reports, non-consolidated and consolidated financial reports, if they are disclosed via the Internet in accordance with Ordinances of the Ministry of Justice.
<New Article>	Article 37. (Resolutions of the Meeting of the Board of Directors) 2. In case that directors submit a proposal for resolution at a meeting of the Board of Directors, when all directors who can vote show affirmative intent via letter or electromagnetic document, and no Auditors oppose the relevant proposal, the Company shall deem that the Board of Directors has passed the resolution.
<New Article>	Article 48. (Liability-Limiting contracts for External Auditors) Under the provision of Article 427, Paragraph 1 of the Company Act, the Company and External Auditors may enter into contracts which limit the liability of the External Auditors stipulated in Article 423, Paragraph 1 of the same Law, when the relevant External Auditors are sincere and have no gross negligence in their duty. The limited liability may be capped within minimum liability stipulated in Article 425,

	Paragraph 1 of the same law.

(2) In consideration with the enforcement of the Act Concerning the Revision of Relevant Acts in Conjunction with the Enforcement of the Company Act, it is proposed that new provisions be established and necessary amendments made to the Articles of Incorporation as described below.

- Organizations to be established (Article 4)
- Issuance of Stock Certificates (Article 7)
- Establishment of Administrator of register of shareholders (Article 13)

(3) In connection with the enforcement of the Company Act and related issues, the Company proposes deletion of provisions and modifications of the wording of articles and any quotations from the Company Act as necessary.

Agendum 3: Matters concerning election of six (6) Directors

Since Mr. Itaru Masuda will retire from Director of the Company on June 27, 2006, and all other four (4) Directors' terms for office will expire at the close of the General Meeting of Shareholders, it is proposed that four (4) Directors be reelected and two (2) Directors be newly-elected by shareholders.

Candidates for the Directors of Mitsui Trust Holdings, Inc. are as follows:

Name (date of birth)	Brief history and representative positions at corporations other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kiichiro Furusawa (Mar. 12, 1939) [reelected]	Apr.1962: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1991: Appointed Director and GM of General Planning Div. of the Bank. May.1993: Appointed Director and GM of Osaka Branch of the Bank. Jun.1993: Appointed Managing Director and GM of Osaka Branch of the Bank. Oct.1994: Appointed Managing Director of the Bank. Jun.1996: Appointed Senior Managing Director of the Bank. May.1998: Appointed Deputy President of the Bank. Apr.1999: Appointed President of the Bank. Apr.2000: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed President of Mitsui Trust Holdings, Inc. Jun.2003: Resigned from President of The Chuo Mitsui Trust & Banking, Co., Ltd. Jun.2003: Appointed Chairman and President of Mitsui Trust Holdings, Inc.	Common stock 97,628 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kazuo Tanabe (Sep. 29, 1945) [reelected]	Jul.1969: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Loan Planning Div. of the Bank. May.1998: Appointed Managing Director and GM of Loan Planning Div. of the Bank. Apr.1999: Appointed Senior Managing Director of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. May 2001: Appointed Deputy President of the Bank. Feb.2002: Resigned from Deputy President of the Bank. Feb.2002: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. Feb.2002: Appointed Deputy President of Mitsui Trust Holdings, Inc. (current position) Jun.2003: Resigned from President of Mitsui Asset Trust & Banking Co., Ltd. Jun.2003: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President of The Chuo Mitsui Trust & Banking Co., Ltd.	Common stock 44,515 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Tadashi Kawai (Aug. 16, 1948) [reelected]	Jul.1971: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1998: Appointed Director and GM of Head Office Business Div. III of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Osaka Branch of the Bank. May.2000: Appointed Senior Executive Officer and GM of Osaka Branch of the Bank. Mar.2001: Appointed Senior Executive Officer of the Bank. Jun.2001: Appointed Managing Director of the Bank. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Director and First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. Jun.2003: Resigned from Director and First Senior Executive Officer of the Bank. Jun.2003: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. (current position) Jun.2003: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President of Mitsui Asset Trust & Banking Co., Ltd.	Common stock 33,501 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Jun Okuno (Jul. 30, 1950) [reelected]	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of General Planning Div. of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Resigned from Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Appointed Managing Director and GM of General Planning Dept. of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. (current position) Jan.2004: Appointed Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. May.2006: Appointed First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd.	Common stock 24,930 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Tomohiro Ito (Mar. 15, 1945) [newly-elected]	Apr.1967: Joined The Chuo Trust & Banking Co., Ltd. Jun.1995: Appointed Director and GM of London Branch of the Bank. Aug.1997: Appointed Director of the Bank. Oct.1997: Appointed Director and GM of International Dept. of the Bank. Jun.1998: Appointed Director and GM of International Dept. and also GM of International Operations Center of the Bank. Jun.1998: Appointed Managing Director and GM of International Dept. and also GM of International Operation Center of the Bank. Dec.1998: Appointed Managing Director and GM of International Dept. of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed Director and First Senior Executive Officer of the Bank. Feb.2002: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. Jun.2003: Resigned from Senior Managing Director of Mitsui Trust Holdings, Inc. Jun.2003: Appointed Deputy President, The Chuo Mitsui Trust & Banking Co., Ltd. (current position) (Representative positions at companies other than Mitsui Trust Holdings, Inc.) Deputy President, The Chuo Mitsui Trust & Banking Co., Ltd.	Common stock 24,210 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Ken Sumida (Dec. 28, 1950) [newly-elected]	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of Personnel Div. of the Bank. Apr. 2000: Appointed Director of The Chuo Mitsui Trust & Banking co., Ltd. Apr. 2000: Resigned from Director of the Bank. Apr. 2000: Appointed Executive Officer and GM of Personnel Planning Dept. of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed Senior Executive Officer of the Bank. Jul. 2005: Appointed Senior Executive Officer of Mitsui Trust Holdings, Inc. May 2006: Appointed First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. (current Position)	Common stock 17,315 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Note: Each candidate has no special interest in the Company.

Agendum 4: Matters concerning election of two (2) Corporate Auditors

Since Messrs. Yoshibumi Tanaka and Shunji Higuchi will retire from Corporate Auditor at the close of the General Meeting of Shareholders, it is proposed that two (2) Corporate Auditors be elected by shareholders.

Agreement by the Board of Corporate Auditors to this Agendum has already been made.

Candidates for Corporate Auditors are as follows:

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kimihiro Funahashi (Jul. 3, 1947)	Apr.1971: Joined The Chuo Trust & Banking Co., Ltd. Jun.1998: Appointed Director and GM of London Branch of the Bank. Aug.1999: Appointed Director and GM of Pension Fund Investment Dept. of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Asset Management Dept. of the Bank. Nov.2000: Appointed Executive Officer and GM of Inspection Dept. of the Bank. May 2001: Appointed Senior Executive Officer and GM of Inspection Dept. of the Bank. Oct.2001: Appointed Senior Executive Officer and GM of Internal Audit Dept. of the Bank. Jan.2002: Resigned from Senior Executive Officer of the Bank. Feb.2002: Appointed President of Chuo Mitsui Loan Business Co., Ltd. May 2002: Resigned from President of the Company. Jun 2002: Appointed Managing Director of Tokai Tokyo Securities Co., Ltd. Mar.2005: Appointed Senior Managing Director of the Company. Mar.2006: Appointed Director of the Company. Mar.2006: Resigned from Director of the Company.	Common stock 0 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Yasuhiko Takano (Aug. 11, 1951)	Mar.1984: Registered as lawyer. Apr.1984: Joined Higuchi Law Office. Aug.2002: Manage Higuchi・Takano Law Office. (current position) Jan.2003: Appointed Professor of Legal Training and Research Institute of the Supreme Court. Jan.2006: Resigned from Professor of Legal Training and Research Institute of the Supreme Court.	Common stock 0 shares Class I preferred stock 0 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Note: (1) Each candidate has no special interest in the Company.

(2) Mr.Yasuhiko Takano is candidate for External Auditor.

Agendum 5: Matters concerning granting of retirement allowances to retiring Director and Corporate Auditors

In recognition of their distinguished service, we propose that retirement grants be presented to the following:
Mr. Itaru Masuda, who will retire from Director on June 27, 2006 and Messrs. Yoshibumi Tanaka and Shunji Higuchi who will retire from Corporate Auditor at the close of the General Meeting of Shareholders.

We propose to our shareholders that, with respect to the retiring Director, the decision of the amounts, date of presentation and procedures for the grants be entrusted to the Board of Directors, and with respect to the retiring Corporate Auditors, these matters be left to a consultation held by Corporate Auditors, provided they are within the reasonable range based on the relevant standards set by the Company.

Below is a brief history of the careers of the retiring Director and Corporate Auditors.

Name	Brief history.
Itaru Masuda	Jun.2004: Appointed Managing Director of Mitsui Trust Holdings, Inc.
Yoshibumi Tanaka	Jun.2005: Appointed Corporate Auditors of Mitsui Trust Holdings, Inc.
Shunji Higuchi	Feb.2002: Appointed Corporate Auditors of Mitsui Trust Holdings, Inc.